Exhibit 15(mm)

                  PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1
                                       OF
                               THE RBB FUND, INC.

                           (Theta Government Shares)

                  WHEREAS, The RBB Fund, Inc. (the "Fund") intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

                  WHEREAS, the Fund desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to shares of its Class Theta 3 Common Stock, par value $.001 per share (the "Class Theta 3 Shares") and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Plan of Distribution will benefit the Fund and its stockholders; and

                   WHEREAS, the Fund intends to employ Counsellors Securities Inc. (the "Distributor") as distributor of the Class Theta 3 Shares; and

                  WHEREAS, the Fund and the Distributor intend to enter into a separate Distribution Agreement with the Fund for Class Theta 3 Shares, pursuant to which the Fund will employ the Distributor as distributor for the continuous offering of Class Theta 3 Shares;

                  NOW, THEREFORE, the Fund hereby adopts, and the Distributor hereby agrees to the terms of, this Plan of Distribution (the "Plan") in accordance with Rule 12b-1 under Act on the following terms and conditions:

                  1. The Fund shall pay to the Distributor, as the distributor of the Class Theta 3 Shares, compensation for distribution of its shares at the annual rate not to exceed .65% of the average daily net assets of the Class Theta 3 Shares. The amount of such compensation shall be agreed upon by the Board of Directors of the Fund and by the Distributor and shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors and the Distributor shall mutually agree.

                   2. The amount set forth in paragraph 1 of this Plan shall be paid for the Distributor's services as distributor of the Class Theta 3 Shares. Such amount may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Class Theta 3 Shares, including, but not limited to: compensation to and expenses, including overhead and telephone expenses, of employees of the Distributor who engage in or support distribution of the Class Theta 3 Shares; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials; and compensation to broker/dealers who sell Class Theta 3 Shares. The Distributor may negotiate with any such broker/dealer the services to be provided by the broker/dealer to shareholders in connection with the sale of Class Theta 3 Shares, and all or any portion of the compensation paid to the Distributor under paragraph 1 of this Plan may be re-allocated by the Distributor to broker/dealers who sell Class Theta 3 Shares.

                  3. This Plan shall not take effect until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding Class Theta 3 Shares.

                   4. In addition to the approval required by paragraph 3 (above), this Plan shall not take effect until it has been approved, together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Fund and (b) those directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

                  5. (a) This Plan shall continue in effect until August 16, 1992. Thereafter, this Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4.

                     (b) The approval and continuance of this Plan shall also be submitted to the holders of Class Theta 3 Shares at the first annual meeting of shareholders held after the effective date of Post-Effective Amendment No. 6 to the Fund's Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 33-20827) and under the Act. Notwithstanding anything contained in paragraph 5(a) to the contrary, this Plan shall not continue in effect beyond the date of such annual meeting unless a majority of the outstanding Class Theta 3 Shares have voted in favor of this Plan.

                  6. The Distributor shall provide to the Board of Directors of the Fund and the Board of Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made, including commissions, advertising, printing, interest, carrying charges and allocated overhead expenses.

                  7. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding Class Theta 3 Shares.

                  8. This Plan may not be amended to increase materially the amount of compensation provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof, and no material amendment to the Plan of any kind, including an amendment which would increase materially the amount of compensation, shall be made unless approved in the manner provided for approval and annual renewal in paragraph 4 hereof.

                  9. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the then current Directors who are not interested persons (as defined in-the Act) of the Fund.

                 10. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

 Dated:        November 5, 1991